June 23, 2021

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3628

100 F Street, N.E.

Washington, D.C. 20549

Office of Technology

Re: Glimpse Group, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed June 14, 2021

Amendment No. 4 to Registration Statement on Form S-1

Filed June 21, 2021

File No. 333-255049

Ladies and Gentlemen:

On behalf of Glimpse Group, Inc., a Nevada corporation (the “Company” or “Glimpse”), we hereby respond to your comment letter dated June 22, 2021 and filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission (the “SEC”), pursuant to the Securities Act of 1933, as amended, Amendment No. 5 (the “Amendment”) to the above-referenced Registration Statement on Form S-1.

To facilitate the staff’s review, the comments are reproduced before each of the Company’s responses thereto. All page numbers referred to in the responses to the staff’s comments correspond to the page numbers of the Amendment.

Comments and Responses

Amendment No. 3 to Registration Statement on Form S-1 filed June 14, 2021

General

1.	We refer to Section 10 of your by-laws filed as Exhibit 3.2, which identifies “a state or federal court located within the state of Nevada” as the exclusive forum for certain litigation, including any “derivative action.” Please revise the by-laws and your disclosure in the prospectus to clarify whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to either, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

(212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

Response: The Company has revised and refiled its Bylaws to clarify that actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, shall not be governed by such provision. The Company has added the requested disclosure to the Description of Securities section of the amendment to the S-1.

Amendment No. 4 to Registration Statement on Form S-1 filed June 21, 2021

Results of Operations for the Nine Months Ended March 31, 2021 Compared to March 31, 2019, page 37

2.	We note your revisions in response to prior comment 1. Please revise to discuss how your increasing economic dependence on one or two customers for revenues, as disclosed on page 51, affected revenues and the growth in “average size of contracts,” a representation that suggested a more broad-based expansion.

Response: The Company’s revenues, across its revenue lines, have been growing. This is reflected in the increase in average size of contracts across the board, representing a broad-based expansion. That being said, the larger customer average contract size has been out-pacing that of the Company’s smaller customers, as is quantitatively demonstrated in our addition to Page 37 of the amended S-1.

General

3.	Please file a revised legal opinion that is not qualified as to jurisdiction. While counsel may write a legality opinion under Nevada law, it should not indicate in the opinion that is admitted to practice only in New York. For guidance, please refer to Section II.B.3.b of Staff Legal Bulletin No. 19.

Response: The Company has refiled as Exhibit 5.01, the amended opinion addressing the Staff’s comment.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to me (tel.: (212) 930-9700).

Very truly yours,

/s/ Darrin M. Ocasio
Darrin M. Ocasio

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

(212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW